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                          December 14, 2023

       Julie Eastland
       President and Chief Executive Officer
       Harpoon Therapeutics, Inc.
       611 Gateway Boulevard, Suite 400
       South San Francisco, California 94080

                                                        Re: Harpoon
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 8,
2023
                                                            File No. 333-275958

       Dear Julie Eastland:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marina Remennik